1 Kristina Grötsch From: info@news.morphosys.com Sent: Dienstag, 21. Februar 2023 16:01 To: Kristina Grötsch Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Microso ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 21.02.2023 / 16:00 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights Other reason: 3. Details of person subject to the notification obligation Legal entity: LMR Partners Management Limited City of registered office, country: Grand Cayman, Cayman Islands 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 21 Nov 2022 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.00% 5.87% 5.87% 34231943 Previous notification n/a % n/a % n/a % / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) 0 0 0.00% 0.00%

2 Total 0 0.00 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % 0 0.00 % Total 0 0.00 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Equity put option 19.12.2025 at any time Physical 2000000 5.84 % Contract for difference N/A N/A cash-settled 9519 0.03 % Total 2009519 5.87% 8. Information in relation to the person subject to the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) -LMR Partners Management Limited % % % -LMR Partners LP % % % -LMR Partners (Offshore) Limited % % % -LMR Management Services Limited % % % -LMR Partners AG % 5.87% 5.87% - % % % -LMR Partners Management Limited % % % -LMR Partners LP % % % -LMR Partners (Offshore) Limited % % % -LMR Management Services Limited % % % -LMR Partners LLP % 5.87% 5.87% - % % % -LMR Partners Management Limited % % % -LMR Partners LP % % % -LMR Partners (Offshore) Limited % % % -LMR Partners (DIFC) Limited % 5.87% 5.87% - % % % -LMR Partners Management Limited % % % -LMR Partners LP % % % -LMR Partners (Offshore) Limited % % % -LMR Partners Limited % 5.87% 5.87% - % % % -LMR Partners Management Limited % % % -LMR Partners LP % % % -LMR Partners (Offshore) Limited % % % -LMR Partners LLC % 5.87% 5.87%

3 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks: Date 17 Feb 2023 21.02.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1564391 21.02.2023 CET/CEST Unsubscribe